1st Quarter 2023 Financial Results & Corporate Update May 8, 2023

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech's expected revenues and net profit related to sales of BioNTech's COVID-19 vaccine, referred to as COMIRNATY® where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech's collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech's partners; the rate and degree of market acceptance of BioNTech's COVID-19 vaccine and, if approved, BioNTech's investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech's research and development programs, including those relating to additional formulations of BioNTech's COVID-19 vaccine, and BioNTech's current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work and the availability of results; the expected impact of the Company’s planned acquisition of InstaDeep Ltd. and collaboration and licensing agreements with OncoC4, Inc., Duality Biologics (Suzhou) Co. Ltd and others; the development of sustainable vaccine production and supply solutions and the nature and feasibility of these solutions; and BioNTech's estimates of commercial and other revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, net profit, cash, cash equivalents and security investments, shares outstanding and cash outflows and share consideration. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: BioNTech's pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after BioNTech's initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech's other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech's ability to obtain and maintain regulatory approval for BioNTech's product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech's and its counterparties’ ability to manage and source necessary energy resources; BioNTech's ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech's third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of the COVID-19 pandemic on BioNTech's development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for potential personal injury or death arising from the use of BioNTech's COVID-19 vaccine and other products and product candidates developed or manufactured by BioNTech; BioNTech's and its collaborators’ ability to commercialize and market BioNTech's COVID-19 vaccine and, if approved, its product candidates; BioNTech's ability to manage its development and expansion; regulatory developments in the United States and foreign countries; BioNTech's ability to effectively scale BioNTech's production capabilities and manufacture BioNTech's products, including BioNTech's target COVID-19 vaccine production levels, and BioNTech's product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended March 31, 2023 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward- looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. This Slide Presentation Includes Forward-Looking Statements 2

COMIRNATY® ▼(the Pfizer-BioNTech COVID-19 vaccine) has been granted standard marketing authorization (MA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in the population aged 6 months and older. In people from 5 years of age and older the vaccine is administered as a 2-dose series, 3 weeks apart. Adults and adolescents from the age of 12 are given 30 micrograms per dose; children aged 5 to 11 years are given 10 micrograms per dose. There is a pediatric formulation containing 3 micrograms per dose available for infants and children 6 months to 4 years of age. In this age group, COMIRNATY can be given as primary vaccination consisting of three doses (of 3 micrograms each); the first two doses are given 3 weeks apart, followed by a third dose given at least 8 weeks after the second dose. In addition, the MA has been expanded to include a booster dose (third dose) of 30 micrograms at least 3 months after the second dose in individuals 12 years of age and older. A booster dose of COMIRNATY 10 micrograms may be given to children from 5 to 11 years of age at least 6 months after the primary vaccination course. A third primary course dose may be administered at least 28 days after the second dose to people aged 5 years and older with a severely weakened immune system. The European Medicines Agency’s (EMA’s) Committee for Medicinal Products for Human Use (CHMP) has completed its rigorous evaluation of COMIRNATY, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available. COMIRNATY® ▼(the Pfizer-BioNTech COVID-19 vaccine), Bivalent: COMIRNATY Original/Omicron BA.1, COMIRNATY Original/Omicron BA.4-5 In addition, COMIRNATY has also been granted standard MA for two Omicron subvariant adapted vaccines: COMIRNATY Original/Omicron BA.1, which contains mRNA encoding for the spike protein of the wild-type and of the Omicron BA.1 subvariant of SARS-CoV-2; and COMIRNATY Original/Omicron BA.4-5, which contains mRNA encoding for the spike protein of the wild-type and of the Omicron BA.4/BA.5 subvariant of SARS-CoV-2. COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 (30 micrograms per dose) may be administered as a booster in people aged 12 years and older who have received at least a primary vaccination course against COVID-19. A booster dose of COMIRNATY Original/Omicron BA.4-5 (10 micrograms per dose) may be given to people aged from 5 years to 11 years after primary vaccination or a booster dose with a COVID-19 vaccine. There should be an interval of at least 3 months between administration of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 and the last prior dose of a COVID-19 vaccine. IMPORTANT SAFETY INFORMATION: • Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine. • There is an increased, but very rare risk (<1/10,000 cases) of myocarditis and pericarditis following vaccination with COMIRNATY. These conditions can develop within just a few days after vaccination and have primarily occurred within 14 days. They have been observed more often after the second vaccination, and more often in younger males. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general. From post-marketing experience very rare adverse reactions of myocarditis and pericarditis, Rarecases of acute peripheral facial paralysis; uncommon incidence of insomnia, hyperhidrosis and night sweats, dizziness common incidence of vomiting, very common diarrhoea and unknown incidence (wcan not be estimated from available data) anaphylaxis, of paraesthesia, hypoaesthesia and erythema multiforme, extensive swelling of vaccinated limb, facial swelling (in vaccine recipients with a history of injection of dermatological fillers) and heavy menstrual bleeding(most case appeared to be non-serious and temporary in nature) have been identified after post-marketing experience.Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e. g. dizziness, palpitations, increases in heart rate, alterations in blood pressure,paresthesia, hypoesthesia and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting. • Vaccination should be postponed in individuals suffering from acute severe febrile illness or acute infection. The presence of a minor infection and/or low-grade fever should not delay vaccination. • As with other intramuscular injections, the vaccine should be given with caution in individuals receiving anticoagulant therapy or those with thrombocytopenia or any coagulation disorder (such as haemophilia) because bleeding or bruising may occur following an intramuscular administration in these individuals. • The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may be lower in immunosuppressed individuals. • As with any vaccine, vaccination with COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of the vaccine. • Adverse reactions observed during clinical studies and identified after post authorization experience are listed below according to the following frequency categories: Very common (≥ 1/10), Common (≥ 1/100 to < 1/10), Uncommon (≥ 1/1,000 to < 1/100), Rare (≥ 1/10,000 to < 1/1,000), Very rare (< 1/10,000), • Very common side effects: injection site pain, injection site swelling, , headache, muscle pain, chills, joint pain, diarrhea, fever, chills, fatigue • Common side effects: injection site redness, nausea, vomiting • Uncommon side effects: enlarged lymph nodes (more frequently observed after the booster dose), feeling unwell, arm pain, insomnia, dizziness, injection site itching, allergic reactions such as rash,itching, urticaria or angioedema, feeling weak or lack of energy/sleepy, decreased appetite, excessive sweating, night sweats • Rare side effects: temporary one-sided facial drooping • Very rare side effects: inflammation of the heart muscle (myocarditis) or inflammation of the lining outside the heart (pericarditis), which can result in breathlessness, palpitations or chest pain. • Not known indicence (cannot be estimated from the available data): anaphylaxis, extensive swelling of vaccinated limbs; facial swelling, pins and needles/tingling, reduced sense of touch or sensation, a skin reaction that causes red spots or patches on the skin, heavy menstrual bleeding • A large amount of observational data from pregnant women vaccinated with the initially approved COMIRNATY vaccine during the second and third trimester have not shown an increase in adverse pregnancy outcomes. While data on pregnancy outcomes following vaccination during the first trimester are presently limited, no increased risk for miscarriage has been seen. COMIRNATY can be used during pregnancy. No effects on the breast-fed newborn/infant are anticipated since the systemic exposure of breast-feeding woman to the initially approved COMIRNATY vaccine is negligible. Observational data from women who were breast- feeding after vaccination have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY can be used during breast-feeding. • No data are available yet regarding the use of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 during pregnancy. Since differences between products are confined to the spike protein sequence, and there are no clinically meaningful differences in reactogenicity between those COMIRNATY variant adapted vaccines that have been clinically evaluated, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 can be used during pregnancy. • No data are available yet regarding the use of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 during breast-feeding. Observational data from women who were breast-feeding after vaccination with the initially approved COMIRNATY vaccine have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 can be used during breast-feeding • Interactions with other medicinal products or concomitant administration of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 with other vaccines has not been studied. • Animal studies with COMIRNATY Original do not indicate direct or indirect harmful effects with respect to reproductive toxicity. • In an analysis of Study 3 (Phase 2/3), 1,776 infants (1,178 Comirnaty 3 mcg and 598 placebo) were 6 to 23 months of age. The most frequent adverse reactions in infants 6 to 23 months of age that received any primary course dose included irritability (> 60%), drowsiness (> 40%), decreased appetite (> 30%), tenderness at the injection site (> 20%), injection site redness and fever (> 10%). • The most frequent adverse reactions in children 2 to 4 years of age that received any primary course dose included pain at injection site and fatigue (> 40%), injection site redness and fever (> 10%). • The overall safety profile of Comirnaty in participants 5 to 11 years of age was similar to that seen in participants 16 years of age and older. The most frequent adverse reactions in children 5 to 11 years of age that received 2 doses were injection site pain (> 80%), fatigue (> 50%), headache (> 30%), injection site redness and swelling (≥ 20%), myalgia, chills, and diarrhoea (> 10%). • The overall safety profile for the booster dose was similar to that seen after the primary course. The most frequent adverse reactions in children 5 to 11 years of age were injection site pain (> 70%), fatigue (> 40%), headache (> 30%), myalgia, chills, injection site redness and swelling (> 10%) • The overall safety profile of Comirnaty in adolescents 12 to 15 years of age was similar to that seen in participants 16 years of age and older. The most frequent adverse reactions in adolescents 12 to 15 years of age that received 2 doses were injection site pain (> 90%), fatigue and headache (> 70%), myalgia and chills (> 40%), arthralgia and pyrexia (> 20%) • The most frequent adverse reactions in participants 16 years of age and older that received 2 doses were injection site pain (> 80%), fatigue (> 60%), headache (> 50%), myalgia (> 40%), chills (> 30%), arthralgia (> 20%), pyrexia and injection site swelling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age. • The safety of a COMIRNATY Original/Omicron BA.1 booster dose in individuals from 18 to ≤ 55 years of age is extrapolated from safety data from a subset of 315 adults 18 to ≤ 55 years of age who received a booster (fourth dose) of Omicron BA.1 30 µg (monovalent) after completing 3 doses of COMIRNATY. The most frequent adverse reactions in these participants 18 to ≤ 55 years of age were injection site pain (> 70%), fatigue (> 60%), headache (> 40%), myalgia (> 30%), chills (> 30%) and arthralgia (> 20%). • In a subset from Study 4 ( Phase 3) , 305 adults > 55 years of age who had completed 3 doses of COMIRNATY, received a booster of COMIRNATY Original/Omicron BA.1 after receiving Dose 3. The overall safety profile for the COMIRNATY Original/Omicron BA.1 booster (fourth dose) was similar to that seen after the COMIRNATY booster (third dose). The most frequent adverse reactions in participants greater than 55 years of age were injection site pain (> 50%), fatigue (> 40%), headache (> 30%), myalgia (> 20%), chills and arthralgia (> 10%). No new adverse reactions were identified for COMIRNATY Original/Omicron BA.1. • The safety of a booster dose of COMIRNATY Original/Omicron BA.4-5 is inferred from safety data for a booster dose of COMIRNATY Original/Omicron BA.1 in individuals 18 years of age and older, as well as for a booster dose of COMIRNATY Original in individuals 5 years of age and older. • The duration of protection afforded by the vaccine is unknown as it is still being determined by ongoing clinical trials. As with any vaccine, vaccination with Comirnaty Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may not protect all vaccine recipients • For complete information on the safety of COMIRNATY, COMIRNATY Original/Omicron BA.1 and COMIRNATY Original/Omicron BA.4-5, always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website. The black equilateral triangle ▼ denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de 3 Safety Information

AUTHORIZED USE IN THE U.S. COMIRNATY® (COVID-19 Vaccine, mRNA) • COMIRNATY® (COVID-19 Vaccine, mRNA) is an FDA-approved COVID-19 vaccine for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 12 years of age and older. It is also authorized as a third primary series dose to individuals 12 years of age and older who have certain kinds of immunocompromise • The COVID-19 vaccine is FDA authorized under Emergency Use Authorization (EUA) for use in individuals 6 months and older to provide: • the first 2 doses of the 3-dose primary series for children 6 months through 4 years of age. • a 2-dose primary series to individuals 5 years through 11 years of age • a third primary series dose to individuals 5 years and older with certain kinds of immunocompromise Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5) • Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5) is FDA-authorized under Emergency Use Authorization (EUA) to prevent COVID-19 as: • the third dose of the 3-dose primary series following 2 doses of the monovalent* Pfizer-BioNTech COVID-19 Vaccine in children 6 months through 4 years of age; or • a single booster dose in children 6 months through 4 years of age at least 2 months after completion of primary vaccination with 3 doses of the monovalent Pfizer-BioNTech COVID-19 Vaccine; or • a single booster dose at least 2 months after completion of either primary vaccination with any authorized or approved COVID-19 vaccine or receipt of the most recent booster dose with any authorized or approved monovalent COVID-19 vaccine in individuals 5 years of age and older. EMERGENCY USE AUTHORIZATION Emergency uses of the vaccines have not been approved or licensed by FDA but have been authorized by FDA under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) in individuals aged 6 months and older for the Pfizer-BioNTech COVID-19 Vaccine and 5 years and older for the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner. IMPORTANT SAFETY INFORMATION Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5), COMIRNATY® (COVID-19 Vaccine, mRNA) and Pfizer-BioNTech COVID-19 Vaccine • Do not administer Pfizer-BioNTech COVID-19 Vaccine to individuals with known history of a severe allergic reaction (e.g., anaphylaxis) to any component of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Warnings: • Management of Acute Allergic Reactions: Appropriate medical treatment used to manage immediate allergic reactions must be immediately available in the event an acute anaphylactic reaction occurs following administration of Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Monitor Pfizer-BioNTech COVID-19 Vaccine recipients for the occurrence of immediate adverse reactions according to the Centers for Disease Control and Prevention (CDC) guidelines (https://www.cdc.gov/vaccines/covid-19/clinicalconsiderations/managing-anaphylaxis.html) • Myocarditis and Pericarditis: Postmarketing safety data with Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent are relevant because these vaccines are manufactured using the same process. • Postmarketing data with authorized or approved Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent, demonstrate increased risks of myocarditis and pericarditis, particularly within the first week following receipt of the second primary series dose or first booster dose, with most booster doses likely administered at least 5 months after completing primary vaccination. For the Pfizer-BioNTech COVID-19 Vaccine, the observed risk is higher among adolescent males and adult males under 40 years of age than among females and older males, and the observed risk is highest in males 12 through 17 years of age. Although some cases required intensive care support, available data from short-term follow-up suggest that most individuals have had resolution of symptoms with conservative management. Information is not yet available about potential long-term sequelae. The CDC has published considerations related to myocarditis and pericarditis after vaccination, including for vaccination of individuals with a history of myocarditis or pericarditis (https://www.cdc.gov/vaccines/covid-19/clinical-considerations/myocarditis.html). • Syncope • Syncope (fainting) may occur in association with administration of injectable vaccines, in particular in adolescents. Procedures should be in place to avoid injury from fainting. • Altered Immunocompetence • Immunocompromised persons, including individuals receiving immunosuppressant therapy, may have a diminished immune response to the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Limitation of Effectiveness • Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent may not protect all vaccine recipients. • Adverse reactions reported with the vaccine include: • Adverse Reactions in Clinical Trials • Adverse reactions following administration of a booster dose of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent that have been reported in clinical trials include injection site pain, fatigue, headache, muscle pain, chills, joint pain, injection site swelling, fever, injection site redness, lymphadenopathy, nausea, malaise, pain in extremity, rash, decreased appetite, vomiting, diarrhea (see Full EUA Prescribing Information). • Adverse Reactions Identified in Post Authorization Experience • Severe allergic reactions, including anaphylaxis, and other hypersensitivity reactions (e.g., rash, pruritus, urticaria, angioedema), diarrhea, vomiting, pain in extremity (arm), syncope, and dizziness have been reported following administration of the Pfizer-BioNTech COVID-19 Vaccine. • Myocarditis and pericarditis have been reported following administration of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Additional adverse reactions, some of which may be serious, may become apparent with post-authorization use of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Use with Other Vaccines • There is no information on the co-administration of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent, with other vaccines. 4 Safety Information

Financial Results Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 Pipeline Update Özlem Türeci, Chief Medical Officer2 1st Quarter 2023 Highlights Ugur Sahin, Chief Executive Officer1

1st Quarter 2023 Highlights Ugur Sahin, Chief Executive Officer

2023 Strategic Priorities and Achievements in Q1 2023

COVID-19 franchise[1]

2023 Strategic Priorities

Sustain leadership in COVID-19 vaccines
Advance next-gen vaccines

Q1 Achievements

Label Expansion:

BA.4-5 in young children

Next-generation vaccine candidate programs

New manuscript in *Cell*

Preclinical data on T cell string (BNT162b4)

Immuno-oncology

2023 Strategic Priorities

Advance platforms for solid tumors
Initiate multiple potentially registrational trials

Q1 Achievements

Significantly expanded technology platform portfolio

2 new collaborations

DualityBio:
ADCs – A promising combination backbone to our pipeline

OncoC4:
A differentiated anti-CTLA-4 antibody program

Infectious diseases

2023 Strategic Priorities

Initiate and accelerate clinical programs for high need indications

Q1 Achievements



2 new clinical programs

Tuberculosis[2]	BNT164
Shingles[3]	BNT167

1. Partnered with Pfizer; 2. Collaboration with Bill & Melinda Gates Foundation; 3. Partnered with Pfizer.
ADC = Antibody-drug conjugate; CTLA-4 = Cytotoxic T-Lymphocyte-Associated Protein 4.

7

Long-Term Strategy: Expand Treatment Options for Solid Tumor Patients 8 1. Partnered with Genentech, member of Roche Group; 2. Partnered with Genmab; 3. Partnered with DualityBio; 4. Partnered with OncoC4. ADC = antibody-drug conjugate. mRNA cancer vaccines Cell therapies ADCs Solid tumor growth segments Open up novel options to combine platforms and therapies Address the full continuum of cancer treatment Bring novel therapies to cancer patients and establish new treatment paradigms Next-generation checkpoint immunomodulators In unique combinations Programs with first-in-class and / or best-in-class potential Programs across a wide range of solid tumors and stages of treatment Focus programs: aPD1-R/R melanoma, + PembroINDIVIDUALIZED mRNA CANCER VACCINES Autogene cevumeran BNT1221 mRNA VACCINE BOOSTED CAR-T-CELLS BNT211 NEXT GEN IMMUNO- MODULATORS BNT312 (GEN1042) 2 ANTIBODY DRUG CONJUGATES BNT323 (DB-1303)3 NEXT GEN IMMUNO- MODULATORS BNT316 (ONC-392)4 Strategy:Vision:

A New Drug Class – ADCs: Now Part of our Disruptive Technology Toolkit to Fight Human Diseases

Core principles of our technology strategy

Technology agnostic approach rooted in deep fundamental understanding of biology

Build novel platforms with the ability to produce multiple product candidates

Open up new combination opportunities which leverage synergistic modes of action

Enable individualization of treatment


AI & ML
Internal capabilities & InstaDeep
RIBOLYSIN
Precision antibacterials
Phagomed acquisition
INDIVIDUA-LIZED mRNA CANCER VACCINES
INFECTIOUS DISEASES VACCINES
Prophylactic and therapeutic vaccines
OFF-THE-SHELF mRNA CANCER VACCINES
FixVac
mRNA TECHNOLOGY
LIPID-FORMULATIONS
Internal capabilities & Matinas collaboration
RIBO-LOGICALS[1]
RiboCytokines
RiboMabs
CARVac
mRNA vaccine boosted CAR-T-cells
INDIVIDUALIZED TCR-THERAPY
MULTI-TARGET TCR
Internal capabilities & Medigene collaboration
CELL & GENE THERAPIES
INDIVIDUALIZED EX VIVO T-CELL THERAPY
IMMUNO-THERAPY TARGET DISCOVERY
mRNA ENCODED HUMABODIES
Crescendo collaboration
SOLID TUMOR CAR-T
Ideal CAR-T-cell targets
NEXT GEN IMMUNO-MODULATORS
Mono and Bispecific Abs
ANTIBODIES
TARGETED CANCER THERAPIES
ANTIBODY-DRUG CONJUGATES
Duality collaboration
DualityBio
SELECTIVE TLR-7 AGONISM
SMALL MOLECULES
STING AGONISTS
Ryvu collaboration
Enabling technology
Individualized therapies
Newly added platform

[1] mRNA encoded cancer-targeting antibodies and cytokines.
AI = Artificial intelligence; ML = Machine learning; CAR = chimeric antigen receptor; TLR = Toll-like receptor; STING = stimulator of interferon genes.

9

BIONTECH

Antibody-Drug Conjugates: A Proven Technology with Untapped Potential

ADCs are composed of three key components[1]

Payload
- Highly potent cytotoxic compounds typically derived from natural sources

Main types:
1. DNA crosslinker
2. Microtubule inhibitor
3. DNA alkylator
4. Topoisomerase inhibitor



Antibody
- High specificity minimizes the risk of off-target effects
- Formation of antibody-antigen complexes leads to internalization

Linker
- Conjugates the payload to the antibody
- Should remain stable in the circulation while allowing selective intracellular and extracellular release

Two main types:
1. Cleavable
2. Non-cleavable

Each of these three components can vary between different ADCs, which may lead to contrasting pharmacological and clinical properties.

Mode of Action[2]

Classical ADC MoA

1. ADC binds to antigen

2. Internalization of the ADC complex by endocytosis

3. Payload released after linker cleavage

4. Cytotoxic effect by payload in the nucleus


ADC
Target antigen
ADC
Bystander cell

Bystander killing effect

A. Release of drug payload after antigen binding before internalization

B. Release of drug payload into the intercellular space due to a high drug membrane permeability

A promising combination backbone to our pipeline

1. Jabbour E. et al. Nat Rev Clin Oncol. 2021. 2. Coleman N.et al. npj Precis. Onc. 2023.
ADC = Antibody-drug conjugate; Ig = Immunoglobuline; MoA = Mode of action.

10

BIONTECH

Our 3rd Generation ADCs May Overcome Hurdles of Currently Approved ADCs

- A proven technology with first FDA approval in 2000[1]
- Today 14 different ADCs approved in various cancer indications from late line to 1L metastatic settings[1]
- ADCs precisely deliver cytotoxic payloads to tumors, potentially replacing traditional highly toxic chemotherapy regimens[2]
- One of the fastest growing drug classes of oncology drugs in development[2]



ADC drug class
DB-1303*
3rd generation ADCs
Clinical development strategy*
Combination potential

3rd generation ADCs with pharmacokinetic properties that may contribute to an increased therapeutic window:[5]

- superior systemic stability
- rapid systemic clearance of released payload
- efficient bystander killing
- sustained tumor-selective drug release
- well-tolerated in animal models at repeated dosing up to 80 mg/kg

Phase 1/2 in HER2+ solid tumors ongoing, expansion cohorts in progress:[3,4]

- Breast cancer
- Endometrial cancer
- Gastrointestinal cancer
- HER2-mutated non-small cell lung cancer

- Broad combination potential with other BioNTech programs
- Could replace chemotherapy and complement IO combinations
- Potential to unlock larger patient population

1. Fu Z et al. Sig Transduct Target Ther. 2022. 2. Coleman N. et al. npj Precis. Onc. 2023. 3. NCT05150691. 4. Hamilton E. et al. #9504. Presented at AACR 2023. 5. Lin S. et al. Abstract #252. Presented at EORTC-NCI-AACR in 2022.

* Partnered with DualityBio.

ADC = Antibody-drug conjugate; FDA = Food and Drug Administration; IO = Immuno-oncology; HER2 = human epidermal growth factor 2; 1L = first line.

11

BIONTECH

Advancing Toward Our Vision

Globally successful marketed COVID-19 vaccine with first-to-market BA.4-5-adapted booster

Oncology

20 programs in 24 clinical trials

6 Phase 2 trials

Infectious diseases

7 programs in 8 clinical trials

1 Phase 2 trial
1 Phase 3 trial

Driving transformation today

Next-generation and combination COVID-19 vaccines

Multiple oncology and infectious disease product launches in next 3-5 years

5-10 IND submissions per year

Mid-term goals

Maintain and deepen COVID-19 vaccine leadership

Approved products across various disease areas

Cardiovascular diseases
Neurodegenerative diseases
Autoimmune diseases

Long-term vision

By 2030, we aim to be a multi-product global biotechnology leader, working to address the world's most pressing health challenges with pioneering, disruptive technologies delivered at scale

ID = Infectious disease; IND = Investigational new drug.

12

BIONTECH

Pipeline & COVID-19 Vaccines Update Özlem Türeci, Chief Medical Officer

Well-Positioned with our Cancer Vaccine Portfolio Across Multiple Solid Tumors

Multiple trials ongoing (4 Phase 2) with cancer vaccine candidates in multiple disease settings

iNeST[1]				FixVac			
Adjuvant		1L	R/R	Multiple settings	1L	R/R	Multiple settings
CRC	PDAC	Melanoma	Multiple Solid Tumors	Prostate Cancer	HPV16+ HNSCC	Melanoma	NSCLC
Autogene cevumeran (BNT122) Monotherapy	**Autogene cevumeran (BNT122)** + 1x Atezolizumab	**Autogene cevumeran (BNT122)** + Pembrolizumab	**Autogene cevumeran (BNT122)** + Atezolizumab	**BNT112** Monotherapy & + Cemiplimab + ADT	Pembrolizumab +/- **BNT113**	**BNT111** +/- Cemiplimab	**BNT116** Monotherapy & Cemiplimab or CTx

- Ph 2 study is ongoing

- Data presented from investigator-initiated Ph 1 study at ASCO 2022
- Ph 2 study planned to start in 2023

- Ph 2 enrollment completed
- Analysis of PFS as primary endpoint will be triggered event-based and defines when we will report results

- Ph 1 data presented
- Publication in preparation

- Ph 1/2 is ongoing

- Ph 2 study is ongoing

- Ph 2 study is ongoing

- Ph 1 basket study is ongoing
- Ph 2 in 1L NSCLC planned to start in 2023

1 Partnered with Genentech, member of Roche Group.
iNeST = individualized NeoAntigen Specific Immunotherapy; ADT = androgen deprivation therapy; 1L = First line; R/R = relapsed/refractory; NSCLC = Non-small cell lung cancer; HPV = Human papillomavirus; CRC = Colorectal cancer; HNSCC = head and neck squamous carcinoma; PDAC = pancreatic ductal adenocarcinoma; PFS = Progression-free survival; Pembro = Pembrolizumab; mFOLFIRINOX = modified FOLFIRINOX.

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Oncology Pipeline: Achievements in Q1 2023

Drug Class	Phase 1 (5 First-in-Human)	Phase 1/2	Phase 2
mRNA	**BNT111** Advanced melanoma	**BNT112** Prostate cancer	**BNT111** aPD1-R/R melanoma, + Pembrolizumab
	BNT116 2L NSCLC	**BNT113**[1] HPV16+ head and neck cancer	**BNT113** 1L rec./met. HPV16+ PDL1+ head and neck cancer, + Pembrolizumab
	Autogene cevumeran (BNT122)[2] Multiple solid tumors	**BNT141** (CLDN18.2) Multiple solid tumors	**Autogene cevumeran (BNT122)**[2] 1L Adv. melanoma, + Pembrolizumab
	BNT131 (SAR441000)[3] Solid tumors (IL-12sc, IL15-sushi, GM-CSF, IFNα)	**BNT142** (CLDN6) Multiple solid tumors	**Autogene cevumeran (BNT122)**[2] Adjuvant colorectal cancer
	BNT152 + BNT153 Multiple solid tumors (IL-7, IL-2)	**BNT151** (IL-2 variant) Multiple solid tumors	
Cell therapy	**BNT221** Refractory metastatic melanoma	**BNT211** (CLDN6) Multiple solid tumors	
Protein-based Therapeutics	**BNT321** Pancreatic cancer (sLea)	**BNT311 (GEN1046)**[4] (PD-L1x4-1BB) Multiple solid tumors	**BNT311 (GEN1046)**[4] (PD-L1x4-1BB) aPD1-R/R NSCLC, + Pembrolizumab
	BNT322 (GEN1056)[4] Multiple solid tumors (undisclosed)	**BNT312 (GEN1042)**[4] (CD40x4-1BB) Multiple solid tumors	**BNT316 (ONC-392)**[5] (CTLA-4) Plat.-R ovarian cancer, + Pembrolizumab NEW
		BNT313 (GEN1053)[4] (CD27) Multiple solid tumors	
		BNT316 (ONC-392)[5] (CTLA-4) Multiple solid tumors NEW	
		BNT323 (DB-1303)[6] (HER2) Multiple solid tumors NEW	
SMIM		**BNT411** (TLR7) Multiple solid tumors	

1. Investigator-initiated / Investigator-initiated and sponsored trial; 2. Partnered with Genentech, member of Roche Group; 3. Partnered with Sanofi; 4. Partnered with Genmab; 5. Partnered with OncoC4; 6. Partnered with DualityBio.
NSCLC = Non-small cell lung cancer; HPV = Human papillomavirus; CLDN = Claudin; IL = Interleukin; 1L = first line; TLR = Toll-like receptor; R/R = Relapsed/Refractory; Plat.-R. = Platinum-resistant; ADC = Antibody-drug conjugate; SMIM = small molecule immunomodulator

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MoA Designed to Allow Higher Dosing & Longer Duration of BNT316 (ONC-392) Treatment1 16 1. Partnered with OncoC4. MTD = Maximum tolerated dose; RP2D = Recommended phase 2 dose; DLT = Dose-limiting toxicity; TRAE = Treatment related adverse event; NSCLC = Non-small cell lung cancer; irAE = immune-related adverse event; IO = immuno-oncologic. • BNT316 (ONC-392) dosed as monotherapy and in combination with pembrolizumab were well tolerated • TRAE were manageable, no DLTs, MTD not reached • Monotherapy RP2D: 10 mg/kg, Combination RP2D: 6 mg/kg • Preliminary data demonstrated lower irAE rate than observed for comparable IO or IO-IO combinations • Safety profile of BNT316 (ONC-392) allows for higher dosing and longer duration of treatment in monotherapy and in combination with pembrolizumab Safety data and study conclusions BNT316 (ONC-392) (3 or 6 mg/kg) in combination with pembrolizumab Hu-Lieskovan et al. Poster #594. Presented at SITC 2022 Monotherapy (10 mg/kg) in platinum- resistant ovarian cancer patients Hays J et al. Poster #564. Presented at SITC 2022 % C h a n g e f ro m B a se lin e in T a rg e t L e si o n s 30% 20% 10% 0% -10% -20% -30% -40% -50% -60% -70% * SDSD SDSDSDPD PD PD PDPDSDSDSDPD PD PD PD PD PD PD PD PD PR CRPRPRPRPR 60% 50% 40% -80% 138% Best Overall Response 30% 20% 10% 0% -10% -20% -30% -40% -50% -60% -70% -80% Best Overall Response % C h a n g e f ro m B a se lin e in T a rg e t L e si o n s PD NSCLC data update from PRESERVE-001 study Abstract # 9024; Poster #12 and Presented in Poster Discussion Session, June 4, 4:30 PM GMT NEW Data at ASCO 2023 Mode of Action Liu Y. et al. Abstract # 231, SITC 2021. Autoimmunity Endosome pH<6.0 Recycling endosome Recycling FcR ADCC/ADCP Anti-tumor immunity C T L A -4 C T L A -4 C T L A -4 C T L A -4 C T L A -4 C T L A -4 C T L A -4 C T L A -4 C T L A -4 C T L A -4

First Phase 3 Study planned: BNT316 (ONC-392) in IO R/R NSCLC[1]

PRESERVE-003 (NCT05671510)
Randomized, open-label, active controlled, multi-center Phase 3 trial

Inclusion criteria
- ≥ 18 years stage IV, metastatic NSCLC
- Prior PD-(L)1 +/- platinum-based chemotherapy
- Prior IO-IO allowed
- ECOG Performance Status: 0 or 1
- Have RECIST 1.1 measurable lesions

Stage I (dose-confirmation stage):
Assess efficacy and safety of two BNT316 (ONC-392) dosing regimens in comparison to docetaxel

R 1:1:1
N=120

- BNT316 (ONC-392) 6mg/kg with 2 loading doses of 10mg/kg, Q3W (N=40)
- BNT316 (ONC-392) 3mg/kg, Q3W (N=40)
- Docetaxel 75 mg/kg, Q3W (N=40)

Historic efficacy of docetaxel monotherapy (Garon et al. Lancet. 2014):
ORR ~10%; mPFS = 3 months;
mOS = 9 months

Stage II:
Assess safety and efficacy of BNT316 (ONC-392) at the selected dosing regimen versus docetaxel

R 1:1
N=480

- BNT316 (ONC-392) (N=240) TBD: mg/kg, Q3W
- Docetaxel 75 mg/kg, Q3W (N=240)

Key endpoints
- **Primary:** OS
- Secondary: ORR, PFS, Safety

Trial in Progress — 2023 ASCO ANNUAL MEETING
PRESERVE-003 study, Abstract # TPS9146, Poster
Time: June 4, 8:00 AM-11:00 AM GMT, Poster #130b

1. Partnered with OncoC4.
PD-1 =Programmed cell death protein 1; IO = immuno-oncology; NSCLC = Non-small cell lung cancer; R/R = Relapsed/Refractory; Q3W = Every three weeks; OS = Overall survival; ORR = Objective response rate; PFS = Progression free survival; ECOG = Eastern Cooperative Oncology Group.

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18 Lin S. et al. Abstract #252. Presented at EORTC-NCI-AACR in 2022. 1. Partnered with DualityBio. ADC = Antibody-drug conjugate; HER = human epidermal growth factor receptor; cmax = maximum concentration; DAR = Drug antibody ratio. Superior in vitro plasma stability in human plasma Sustained tumor-selective drug release in tumor-bearing mice Efficient bystander killing in tumor cell lines Rapid systemic clearance in monkeys DB-1303 DS-8201* C h an ge o f D A R f ro m b as el in e 120 100 80 60 40 20 0 48 96 144 192 240 288 336 384 Incubation time (hr) C el l n um be r 1x106 8x105 6x105 4x105 2x105 0 V eh ic le D B -1 30 3 0. 3µ g/ m l T -D M 1* * 0. 3µ g/ m l T -D M 1* * 0. 1µ g/ m l D B -1 30 3 0. 1µ g/ m l HER2 - HER2 + P ay lo ad ( ng /m l) 0 7 14 21 14 28 42352170 Free payload of DS-8201* Free payload of DB-1303 C o nc en tr at io n (n g/ m l) 0 150100 Time (hr) 50 DB-1303 released payload in serum and tumor Payload Cmax in tumor=22.3 ng/ml Payload Cmax in serum=0.48 ng/ml 1 BNT323 (DB-1303)1 pharmacokinetic and -dynamic properties may contribute to an increased therapeutic window *DS-8201 is an in-house produced analog of DS-8201, Trastuzumab deruxtecan. **Trastuzumab-Emtansin. Payload-Serum Payload-Tumor 3rd-generation ADCs with improved safety and efficacy may bring added survival benefit to cancer patients

BNT323 (DB-1303): Preclinical Data Show Anti-Tumor Effect and Favorable Safety Profile in HER2 Positive & HER2 Low Tumor Models and Toxicity Studies1 19 Lin S. et al. Abstract #252. Presented at EORTC-NCI-AACR in 2022. 1. Partnered with DualityBio. HER = human epidermal growth factor receptor; ILD = interstitial lung disease; PDX = patient-derived xenograft. Safety dataEfficacy data • BNT323 (DB-1303) induced dose-dependent tumor growth inhibition and tumor regression • Potent anti-tumor effect in both, HER2 positive and HER2 low tumor models with a wide therapeutic window Vehicle T-DM1, 7mg/kg, single dose DB-1303, 2mg/kg, single dose DB-1303, 7mg/kg, single dose DB-8201*, 2mg/kg, single dose DB-8201*, 7mg/kg, single dose T um o r vo lu m e (m m 3 ) HER2 positive (HER2 2+) PDX tumor model 1000 800 600 400 200 0 7 14 21 28 Days post dosing T um o r vo lu m e (m m 3 ) HER2 low (HER2 1+) PDX tumor model 800 600 400 200 0 7 14 21 28 Days post dosing • Toxicity studies in cynomolgus monkey showed improved safety profile compared to published profile of DS- 8201 • Highest non-severely toxic dose 80mg/kg • DB-1303 showed lowered risk of causing lung inflammation compared to published profile of DS-8201 • No ILD-like lung toxicity • Stable linker and fast clearance may contribute to the superior safety profile of DB-1303 *DS-8201 is a in-house produced analog of DS-8201, Trastuzumab deruxtecan

FIH Phase 1/2 to Evaluate Safety and Tolerability of BNT323 (DB-1303) in Patients with Advanced HER2+ Solid Tumors[1]

Phase 1/2a study design (NCT05150691), multicenter, non-randomized, open-label, multiple-dose, FIH study

Hamilton E. et al. TiP #9504. Presented at AACR 2023

Inclusion criteria

- Pretreated advanced or metastatic solid tumors
- Histologically confirmed HER2-positive or HER2-expressing cancers
- Previous systemic therapies
- ECOG 0-1
- Adequate organ function

Part 1: **Dose Escalation (n=88 patients)**

(HER2 IHC 3+, IHC 2+, IHC 1+ or ISH +, or HER2 amplification by NGS, or HER2 mutation by NGS)



DB-1303 2.2 mg/kg Q3W
DB-1303 4.4 mg/kg Q3W
DB-1303 6 mg/kg Q3W
DB-1303 7 mg/kg Q3W
DB-1303 8 mg/kg Q3W
DB-1303 10 mg/kg Q3W
DB-1303 12 mg/kg Q3W

Part 2a: **Dose expansion (n=165 patients)**

3 weeks DLT window

Indications

- HER2+ gastric, esophageal or gastroesophageal junction adenocarcinoma, CRC
- HR+/HER2-low breast cancer
- HER2+ breast cancer
- HER2 overexpression and HER2-low endometrial cancer
- HER2-mutated NSCLC

Disease progression, withdrawal of consent, unacceptable toxicity

FPI: Jan 2022

Objective: To assess safety, tolerability, pharmacokinetic, preliminary anti-tumor activity at the selected MTD/RP2D

1. Partnered with DualityBio.

IHC = immunohistochemistry; FIH = First in human; Q3W = every three weeks; DLT = dose limiting toxicity; HER2 = human epidermal growth factor 2; HR = hormone receptor; CRC = colorectal cancer; NSCLC = non-small cell lung cancer; MTD = maximum tolerated dose; RP2D = recommended phase 2 dose; ECOG = Eastern Cooperative Oncology Group; FPI = First patient in; LPO = Last patient out; ISH = in-situ hybridization; NGS = next-generation sequencing.

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Infectious Disease Pipeline: Achievements in Q1 2023

	Phase 1	Phase 2	Phase 3	Commercial
Pfizer Partnered Programs	**BNT162b4 + BNT162b2[1] (T-cell enhancing)** COVID-19	**BNT162b5[1] (Enhanced spike antigen)** COVID-19	**BNT161[5]** Influenza	**COMIRNATY[1]** COVID-19
	BNT162b2+BNT161[2] (qFlu + BA.4-5-adapted bivalent) COVID-19/Influenza combination			**BNT162b2 (Original/Omicron BA.4-5-adapted bivalent)[1]** COVID-19
	BNT167[1] Shingles NEW			**BNT162b2 (Original/Omicron BA.1-adapted bivalent)[1]** COVID-19
Proprietary Vaccines	**BNT163[3]** HSV-2			
Global Health Programs	**BNT165** Malaria			
	BNT164[4] Tuberculosis NEW			

1. Partnered with Pfizer; 2. Collaboration with PFE and subject to reaching agreement with our partners; 3. Collaboration with University of Pennsylvania; 4. In collaboration with Bill & Melinda Gates Foundation; 5. Exclusive license to Pfizer.
HSV = Herpes simplex virus.

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Initiated Phase 1/2 Trial of Tuberculosis mRNA-LNP Vaccine Candidates[1]

Unmet medical need

Tuberculosis is the second leading infectious killer worldwide after COVID-19 (above HIV/AIDS)[2]

Current prophylaxis treatment has seen limited uptake due to variable efficacy and pathogen drug-resistance

Ending tuberculosis epidemic by 2030 still one of the health targets of the United Nations Sustainable Development Goals[2]

Objective of vaccine development

Development of mRNA vaccine candidates, encoding bacterial antigens for active immunization against tuberculosis

Development of a prophylactic vaccine against tuberculosis

Elimination of tuberculosis through effective immunization

Target population & trial design[3]

Target population:
IGRA-negative and positive, BCG naïve and vaccinated healthy adults.

Clinical trials in Germany (non-endemic) and South Africa (endemic)

Trial design:
Three-dose schedule (0 / ~8 W / ~16 W), 2 candidates, 6 dose levels

Primary endpoints: Safety

Exploratory endpoints: Immune response

1. Collaboration with BMGF; 2. WHO, Tuberculosis Report 2021. 3. NCT05537038.

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COVID-19 Franchise: Being Actionable in the Face of a Dynamic Virus Evolution and Building for Continued Success

T cell immune response may continue to contribute to prevention or limitation of severe disease

Muik A. et al. bioRxiv pre-print. 2022

- Progressive loss of conserved B cell epitopes for spike protein neutralizing antibody sites in Omicron sublineages
- Preservation of HLA class I and class II presented T-cell epitopes across the evolution of SARS-CoV-2 spike protein
- T-cell recognition of newly occurring variants of concern may be largely intact



WT
Alpha
Beta
Delta
BA.1
BA.2
BA.2.12.1
BA.2.75
BA.2.75.2
BA.4/5
BF.7
BQ.1.1
XBB
% unaltered HLA class I T-cell epitopes
% unaltered HLA class II T-cell epitopes
% unaltered neutralizing B -cell epitopes

Induction of T cell responses to non-spike SARS-CoV-2 antigens to broaden the immune response and address immune evasion of new variants of concern

Arieta C. et al. Cell.2023. DOI: 10.1016/j.cell.2023.04.007

The cell string (BNT162b4) encodes variant-conserved, immunogenic segments of the SARS-CoV-2 nucleocapsid, membrane, and ORF1ab proteins, targeting diverse HLA alleles

- mRNA vaccine component designed to enhance T cell immunity
- variant-conserved, immunogenic segments of SARS-CoV-2 proteins
- Intended to be combined with the variant-adapted spike protein vaccine component (BNT162b2)



Spike
S1-NTD
RBD
S1-CTD
S2
TM
BNT162b4

HLA = Human Leukocyte Antigen; ORF = open reading frame

23

Next-Generation COVID-19 Vaccine Component Candidate BNT162b4 Encoding Conserved Non-Spike Antigens Protects Animals from Severe COVID-19[1]

In animal models

- Elicits polyfunctional CD4+ and CD8+ T cell responses
- Non-spike specific T cells increased by both BNT162b4 monovalent vaccination and in combination with spike protein component BNT162b2
- Protects hamsters from severe disease, reduces viral titers with viral variants
- Effective alone or when co-administered with BNT162b2

BNT162b4 is currently being evaluated in a clinical trial with BA.4-5 Omicron-updated bivalent BNT162b2 (NCT05541861)[1]



Membrane T cells
Nucleocapsid T cells
ORF1ab T cells
DMSO
Vehicle
2X BNT162b2 + BNT162b4
2X BNT162b2 + BNT162b2:BNT162b4 (3:1)
Challenge strain: Sars-Cov-2 US-WA 1/2020 NR-52281
Body Weight Change
Lungs D2
Nasal Turbinates D2
Days Post-Challenge
LLOD
Vehicle
BNT162b2 (9 µg)
BNT162b4 (9 µg)
BNT162b4 (4.5 µg)
BNT162b2 + BNT162b4 (9 µg:9 µg)
BNT162b2 + BNT162b4 (9 µg:4.5 µg)
Challenge strain: Sars-Cov-2 Delta VARIANT NR-56116
Body Weight Change
Lung D2
Nasal Turbinates D2
Days Post-Challenge
LLOD

Arieta C. et al. Cell.2023. DOI: 10.1016/j.cell.2023.04.007

1. Partnered with Pfizer.

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Financial Results Jens Holstein, Chief Financial Officer

Q1 2023 Key Highlights1 26 1 Financial information is prepared and presented in Euros and numbers are rounded to millions and billions of Euros in accordance with standard commercial practice. 2 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2022 as well as the Quarterly Report as of and for the three months ended March 31, 2023, filed as an exhibit to BioNTech’s Current Report on Form 6-K filed on May 8, 2023. 3 Consists of cash and cash equivalents of €12,143.9 million and security investments of €671.9 million, as of March 31, 2023. The payment settling our gross profit share for the fourth quarter of 2022 (as defined by the contract) in the amount of €3,961 million was received from our collaboration partner subsequent to the end of the reporting period as of April 14, 2023. M&A activities and recent collaboration and license agreements announced in the first quarter did not lead to cash outflows until March 31, 2023. Cash outflows and share considerations in connection with the planned acquisition of InstaDeep and the upfront payments of the collaboration and license agreements with OncoC4 and Duality Biologics of approximately €0.8 billion are expected (subject to change and excluding future potential earn-out and milestone payments). €12.8bn €1.3bn €0.7bn €2.05 Total revenues2 Operating result Diluted EPS Total cash plus security investments3

Q1 2023 Financial Results: Profit or Loss 27 1 Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the table context. Presentation of the unaudited interim consolidated statements of profit or loss has been condensed. 2 BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2022, as well as the Quarterly Report as of and for the three months ended March 31, 2023, filed as an exhibit to BioNTech’s Current Report on Form 6-K filed on May 8, 2023. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. Three months ended March 31,(in millions €, except per share data)1 20222023 6,362.21,276.5Commercial revenues2 12.40.5Research & development revenues 6,374.61,277.0Total revenues (1,294.1)(96.0)Cost of sales (285.8)(334.0)Research and development expenses (14.3)(12.2)Sales and marketing expenses (90.8)(119.4)General and administrative expenses 63.1(61.0)Other operating income less expenses 4,752.7654.4Operating income 265.453.3Finance income less expenses (1,319.3)(205.5)Income taxes 3,698.8502.2Profit for the period Earnings per share 15.132.07Basic profit for the period per share 14.242.05Diluted profit for the period per share

2023 Financial Year Guidance Reiterated[1]

COVID-19 vaccine revenues for FY 2023	Estimated BioNTech COVID-19 vaccine revenues	~ €5 bn
Planned FY 2023 expenses and capex	R&D expenses[2]	€2,400 – 2,600 m
	SG&A expenses	€650 – 750 m
	Capital expenditure for operating activities[3]	€500 – 600 m
Estimated FY 2023 tax assumptions	BioNTech Group estimated annual cash effective income tax rate	~ 27%

[1] Numbers reflect current base case projections and are calculated based on constant currency rates.
[2] Numbers include effects identified from additional collaborations or potential M&A transactions to the extent disclosed and will be updated as needed.
[3] Numbers exclude potential effects caused by or driven from collaborations or M&A transactions.

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Strategic Outlook Ryan Richardson, Chief Strategy Officer

Outlook for COVID-19 Vaccine Franchise in 2023 30 WHO = World Health Organisation; ICMRA = International Coalition of Medicines Regulatory Authorities; VRBPAC = Vaccines and Related Biological Products Advisory Committee; FDA = Food and Drug Administration; EMA = European Medicines Agency Expected WHO/ICMRA recommendation May 2023 Expected Launch & Shipment September 2023 August /September 2023 VRBPAC June 2023 Monitoring of emerging variants • Launch Comirnaty vaccine adapted to the 2023 seasonal SARS-CoV-2 variant, as recommended by regulatory authorities • Introduce single-dose ready to use vial • Advance key Comirnaty features (e.g., extension of shelf-life) • Advance next generation COVID-19 vaccines Applications to and review by regulators Vaccine Development Expected timeline for variant-adapted vaccine development: Ongoing Possible FDA and EMA approvals

2023 market dynamics & outlook Potential mid-term growth drivers COVID-19 Market Outlook 31 • Doses already shipped to >70 countries and regions • Increased deliveries in middle-income and low-income countries in Q1 2023 • Increased contribution from pediatric segment in Q1 2023 • U.S. commercial market opening expected in 2H 2023 in conjunction with launch of variant-adapted vaccine Value proposition could support increased vaccination rate in at-risk populations once global seasonal market is established Continued product innovation • Variant adapted vaccines • Next-generation vaccines • Vaccine combinations Commercial pricing

Multiple Late- and Early-Stage Pipeline Milestones Expected in 2023

Modality	Indication	Program	Select milestones	Anticipated timing	
mRNA vaccines for infectious disease	COVID-19[1]	BA.4-5-adapted bivalent	Pediatric label expansion	2H 2023	✓
	COVID-19 – influenza Combination[1,2]	BA.4-5-adapted bivalent+ BNT161	Phase 1 data update	2023	
	Malaria	BNT163	Phase 1 data update	2H 2023	
	HSV-2[3]	BNT165	Phase 1 data update	2H 2023	
	Shingles[1]	BNT167	Phase 1 data update	2023	✓
	Tuberculosis[4]	BNT164	Phase 1 FPD April 2023		✓
iNeST individualized mRNA vaccines	1L melanoma[5]	Autogene Cevumeran (BNT122)	Phase 2 data update	2H 2023	
	Adjuvant CRC[5]	Autogene Cevumeran (BNT122)	Phase 2 data update	-	
	Adjuvant PDAC[6]	Autogene Cevumeran (BNT122)	Phase 2 FPD	2023	
Next-gen immune checkpoint modulators	Multiple solid tumors[7]	BNT311 (PD-L1x4-1BB)	Expansion cohort data update	2023	
	Multiple solid tumors[7]	BNT312 (CD40x4-1BB)	Expansion cohort data update	2023	
	2L NSCLC[8]	BNT316 (CTLA-4)	Phase 3 FPD	2023	
Cell therapies	CLDN6+ solid tumors	BNT211	Phase 1 data update	2023	
	2L+ testicular cancer	BNT211	Phase 2 FPD	2024	

Clinical Data at ASCO

BNT316 (ONC-392)
Abstract #9024
Poster Presentation

BNT211
Abstract #2518
Poster Presentation

BNT323 (DB-1303)
Abstract #3023
Poster

1. Partnered with Pfizer; 2. Collaboration with Pfizer and subject to reaching agreement with our partners, 3. Partnered with University of Pennsylvania; 4. Collaboration with Bill & Melinda Gates Foundation; 5. Partnered with Genentech, a member of Roche Group; 6. Investigator-initiated trial, 7. Collaboration with Genmab,
8. Collaboration with OncoC4
FPD = First Patient Dosed, CRC = Colorectal cancer, PDAC = Pancreatic ductal adenocarcinoma, HSV = Herpes simplex virus, NSCLC = Non-small cell lung cancer, CLDN6 = Claudin 6, 1L = first line, 2L = second line

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Annual General Meeting May 25, 2023 Innovation Series Day November 7, 2023 SAVE THE DATE

Thank you